Hasco Medical, Inc. 15928 Midway Road Addison, TX 75001 Tel (214) 302-0930 Jens@HascoMed.com HascoMed.com

December 27, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	HASCO Medical, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 29, 2013 Correspondence received December 16, 2013 File No. 000-52422

Dear Ms. Jenkins,

We are in receipt of your correspondence dated December 16, 2013 and offer our response.

Our independent valuation firm is still completing its work and accordingly we are unable to complete our analysis of, and response to, your comments at this time.  We expect to be in a position to provide substantive comments to your letter on or before January 24, 2014.  We hereby request that you delay the resolution of your comments as well as the public release of the comments until which time that we can provide a complete analysis and amended filings, as appropriate.

The Company acknowledges it is responsible for the adequacy and accuracy of disclosures within its filings.  The Company further acknowledges that Staff comments or changes as a result of Staff comments do not foreclose the Commission from taking any action with respect to this filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Jens Mielke

Chief Financial Officer